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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #23/03 ISSUED ON AUGUST 21, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on August 21, 2003 (#23/03)

August 21, 2003	23/03
For immediate release	Page 1 of 2

QUEBECOR WORLD WINS MULTI-YEAR CONTRACT EXTENSION
FROM DEX MEDIA EAST AND QWESTDEX

Montréal, Canada — Quebecor World has been awarded a multi-year contract extension from directory companies Dex Media East and QwestDex, Inc., the official White and Yellow Pages publishers for Qwest Communications.

Under the new contract, Quebecor World will produce approximately 214 QwestDex titles annually, totaling more than 14 million directories with distribution in a 14-state region throughout the Midwest and the western U.S. Quebecor World will continue producing the QwestDex directories at its Loveland, Colorado facility.

"Our print White and Yellow Pages directories continue to be the foundation of our product line. Quebecor World has been a key partner in helping us streamline the process of producing our many directories, which in turn has allowed us to improve our overall efficiency in getting QwestDex products to consumers and businesses in our service area," said George Burnett, president and CEO, Dex Media, Inc."

"We have a long and mutually beneficial relationship with QwestDex, Inc. and are pleased to continue it as the company moves into an exciting new era," said David Bragen, president, Directory Group & Book Specialty Sales, Quebecor World North America.

Dave Boles, chief operating officer, Quebecor World North America, stated, "As a leader in the directory publishing business and a key business partner, QwestDex represents the type of well-established and successful company that Quebecor World has structured itself to support."

For immediate release	Page 2 of 2

About DexMedia

        Dex Media East was formed as a result of the August 2002 sale of Qwest's directory publishing business in Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota, South Dakota and El Paso, Texas to the private equity firms of Welsh, Carson, Anderson & Stowe and The Carlyle Group. The sale of Qwest's remaining directory publishing business in Arizona, Idaho, Montana, Oregon, Washington and Wyoming is expected to close during Q3-2003 (which would complete the transaction and bring the company's entire publishing operations under Dex Media). The company's directories and other services will continue to be marketed under the QwestDex brand name upon completion of the sale.

About Quebecor World

        Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

Date: August 21, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD WINS MULTI-YEAR CONTRACT EXTENSION FROM DEX MEDIA EAST AND QWESTDEX
SIGNATURES